WORLD DIAGNOSTICS INC.
                        16250 N.W. 59TH AVENUE, SUITE 208
                           MIAMI LAKES, FLORIDA 33014

                                August  20,  2002

United  States  Securities  and
Exchange  Commission
450  Fifth  Street,  N.W.
Washington,  D.C.  20549

     RE: WORLD DIAGNOSTICS INC. (THE "COMPANY") AMENDMENT "DEL AM" TO THE REGISTRATION STATEMENT FILED ON FORM SB-2 FILE NO. 333-97483

Dear  Sir  or  Madam:

     This correspondence is being filed in connection with the above-referenced registration statement and applies to the above-referenced registration statement.

     "We amend this registration statement on such date or dates as may be necessary to delay its effective date until we file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting under Section 8(a), may determine."

     We appreciate the cooperation and courtesies extended to us by the Staff. If you require any additional information, please contact our legal counsel at
(954)  763-1200.

                              Very  truly  yours,


                              /s/Ken  Peters
                              -----------------
                              Ken  Peters
                              President